EXHIBIT 99.1

WeRide Robotaxi Secures Autonomous Driving Permit in Saudi Arabia, Products Now Licensed in Six Countries

RIYADH, Saudi Arabia, July 28, 2025 (GLOBE NEWSWIRE) -- WeRide (NASDAQ: WRD), a global leader in autonomous driving technology, has announced today that its Robotaxi was granted Saudi Arabia's first Robotaxi autonomous driving permit, making it the world's only technology company with products holding autonomous driving permits in six countries: Saudi Arabia, China, the UAE, Singapore, France, and the US.

WeRide's Robotaxi in Riyadh, Saudi Arabia

With this permit, WeRide is authorized to operate an autonomous vehicle (AV) business and deploy Robotaxis nationwide in Saudi Arabia, starting with its pilot operations in Riyadh with Uber and local partner Ai Driver.

Launched earlier this month, the pilot covers King Khalid International Airport and several key locations throughout Riyadh, including major highways and selected city center destinations. A full-scale commercial Robotaxi service is expected to launch by end-2025 through a partnership between WeRide and Uber.

WeRide's Robotaxi was granted the permit at an official ceremony last week, attended by His Excellency Eng. Saleh bin Nasser Al-Jasser, Minister of Transport and Logistics Services and Chairman of the Transport General Authority (TGA); Jennifer Li, CFO and Head of International at WeRide; and other senior Saudi government officials.

WeRide is the first AV technology company whose Robotaxi has completed the TGA's Regulatory Sandbox for AV Piloting in Saudi Arabia. The approval process, conducted in coordination with multiple government agencies, includes rigorous testing, assessments, and technology validation to secure the Robotaxi autonomous driving permit, to ensure the highest standards of safety and performance.

“This permit marks a major step in our global expansion, enabling us to scale Robotaxi services and unlock new commercial opportunities in Saudi Arabia. It drives large-scale deployment, unlocks new revenue streams, and reinforces our commitment to making autonomous mobility a reality worldwide. We thank the TGA for supporting our vision for safer, smarter transportation at scale,” said Jennifer Li, CFO and Head of International at WeRide.

This announcement follows WeRide’s entry into Saudi Arabia in May 2025. In addition to its Robotaxi plans, WeRide has been testing and operating its Robobus in key locations including King Fahad Medical City, Aramco residential communities, AlUla, and the Ritz-Carlton, Riyadh. Its Robosweeper S1 is also in operation at King Fahad Medical City, Riyadh Second Health Cluster, marking the first monetized autonomous sanitation project in both Saudi Arabia and the wider Middle East.

Beyond Saudi Arabia, WeRide has been rapidly expanding across the region in the last few months. Its Robotaxis are currently undergoing fully driverless Robotaxi testing in Abu Dhabi — the first deployment of its kind in Middle East — and will also soon extend its Robotaxi service to Dubai.

About WeRide
WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 10 countries. We are also the first and only technology company whose products have received autonomous driving permits in six markets: China, France, Saudi Arabia, Singapore, the UAE, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list.

Media Contact
pr@weride.ai

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